SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                                SCHEDULE 13D
                               (Rule 13d-101)
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. 45)*

                              CTS Corporation
                              (Name of issuer)

                        Common Stock - No par value
                       (Title of class of securities)

                                126 501 105
                               (CUSIP number)

                              Henry V. Kensing
                      Dynamics Corporation of America
                             475 Steamboat Road
                     Greenwich, Connecticut 06830-7197
                               (203) 869-3211
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                              with a copy to:

                               Alan C. Myers
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                               April 25, 1997
                       (Date of event which requires
                         filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

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*Amendment No. 45 for Dynamics Corporation of America
 Amendment No. 17 for LTB Investment Corporation




               Dynamics Corporation of America and LTB Investment
Corporation hereby amend and supplement their Schedule 13D relating to the shares of common stock of CTS Corporation. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D, as amended.

Item 4.        Purpose of Transaction.

               Item 4 is hereby amended to add the following at the end thereof:

               DCA discussed with certain other shareholders of CTS the possibility of CTS adjourning its 1997 Annual Meeting of Shareholders. DCA then discussed the matter with CTS. The CTS 1997 Annual Meeting of Shareholders was convened on April 25, 1997 and adjourned to June 16, 1997.


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 28, 1997


                                            DYNAMICS CORPORATION OF AMERICA
                                            LTB INVESTMENT CORPORATION


                                            By:  /s/ Henry V. Kensing
                                                 Name:  Henry V. Kensing
                                                 Title: Vice President